UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 22, 2021

INNOVEGA INC.

(Exact name of issuer as specified in its charter)

Delaware	80-0203668
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

11900 NE 1st St, Ste. 300, Bellevue Washington 98005	98005
(Address of principal executive offices)	(Zip code)

(425) 214-7300

(Issuer’s telephone number, including area code)

Series A-1 Preferred

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

The attached exhibit is a form of the subscription agreement being used in the Regulation A offering that is being conducted by Innovega Inc. (the “Company”) in connection with the acceptance by the Company of direct investments once the minimum offering amount (as defined in the Company’s Offering Circular dated March 31, 2021) has been reached and a closing has occurred.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Bellevue, Washington on April 22, 2021.

INNOVEGA INC. INC.

/s/ Stephen Willey
By Stephen Willey, Chief Executive Officer and Director